Noranda Aluminum Holding Corporation 801 Crescent Centre Drive, Ste. 600 Franklin, TN 37067 Tel: 615-771-5700 Fax: 615-771-5701
March 3, 2014
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Noranda Aluminum Holding Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on March 3, 2014. This disclosure can be found on page 49 of the Annual Report on Form 10-K and is incorporated by reference herein. Noranda Aluminum Holding Corporation made such disclosure based on information provided by other companies that may be deemed to be under common control with Noranda Aluminum Holding Corporation, and not because of any conduct by Noranda Aluminum Holding Corporation.
Very truly yours,
NORANDA ALUMINUM HOLDING CORPORATION

By:/s/ Gail E. Lehman	Name: Gail E. Lehman Title: Chief Administrative Officer, General Counsel, Vice President of Human Resources and Corporate Secretary

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